UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Radiant Systems, Inc.

(Name of Subject Company)

Radiant Systems, Inc.

(Names of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

75025N102

(CUSIP Number of Class of Securities)

John H. Heyman

Chief Executive Officer

3925 Brookside Parkway

Alpharetta, Georgia 30022

(770) 576-6000

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

R.W. Smith, Jr., Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on July 25, 2011, by Radiant Systems, Inc., a Georgia corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Ranger Acquisition Corporation, a Georgia corporation (“Purchaser”), a wholly owned subsidiary of NCR Corporation, a Maryland corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, no par value (the “Shares”) that are not already owned by Parent and its subsidiaries at a price of $28.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated July 25, 2011 and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No	Description

(a)(40)	Email to Radiant Employees, dated August 12, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RADIANT SYSTEMS, INC.
By:	/s/ John H. Heyman
Name:	John H. Heyman
Title:	Chief Executive Officer

Dated: August 12, 2011